UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

TOYS “R” US PROPERTY COMPANY I, LLC

(Name of Applicant)*

One Geoffrey Way

Wayne, New Jersey 07470

(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
Secured Notes	Undetermined amount

Approximate date of proposed public offering: On, or as soon as practicable after the Effective Date under the Plan of Reorganization (as defined herein).

Name and registered address of agent for service:

James Young

Executive Vice President and General Counsel

One Geoffrey Way

Wayne, New Jersey 07470

With a copy to:

Dennis Myers

Craig Garvey

Kirkland & Ellis LLP

Chicago, Illinois 60654

(312) 862-2000

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

*	The Guarantors listed on the following page are also included in this Application as Applicants.

EXPLANATORY NOTE

Reference is made to the Disclosure Statement (as may be amended or supplemented, the “Disclosure Statement”) for the Joint Chapter 11 Plan of Toys “R” Us Property Company I, LLC and its Debtor Affiliates. pursuant to Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan of Reorganization”), copies of which will be included herein as Exhibits T3E.1 and T3E.2, respectively. Pursuant to the Plan of Reorganization, Toys “R” Us Property Company I, LLC and its subsidiary debtors will distribute an aggregate amount of up to $700.0 million in principal amount of new debt comprised of (i) new mezzanine notes and/or term loans (the Mezzanine Debt”) and (ii) new secured notes (the “New Secured Notes”) and/or term loans ((i) and (ii), collectively, the “New Debt”). The principal amount of each tranche of new debt, including the New Secured Notes, has not yet been determined.

GENERAL

1.    General Information.

Toys “R” Us Property Company I, LLC (the “Company” or the “Issuer”) is a Delaware limited liability company established in 2005. The guarantors identified below (the “Guarantors” and, together with the Company, the “Applicants”) have the following forms of organization and jurisdictions of formation or incorporation.

Guarantor	Form	Jurisdiction
MAP Real Estate, LLC	Limited liability company	Delaware
TRU 2005 RE I, LLC	Limited liability company	Delaware
TRU 2005 RE II Trust	Trust	Delaware
Wayne Real Estate Company, LLC	Limited liability company	Delaware

2.    Securities Act Exemption Applicable.

Pursuant to the terms of the Plan of Reorganization, the Applicants intend to offer, subject to the conditions set forth in the Disclosure Statement and the Plan of Reorganization, under an indenture to be qualified hereby (the “Indenture”), the New Secured Notes to the claimholders specified in the Plan of Reorganization (collectively, the “Allowed Claimholders”), which New Secured Notes will be guaranteed by the Guarantors.

The Plan of Reorganization will become effective on the date on which all conditions to the effectiveness of the Plan of Reorganization have been satisfied or waived (the “Effective Date”).

The issuance of the New Secured Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the United States Bankruptcy Code (the “Bankruptcy Code”). Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Company believes that the issuance of the New Secured Notes to the Allowed Claimholders will satisfy the aforementioned requirements.

AFFILIATIONS

3.    Affiliates.

The diagram filed herewith under Exhibit T3H indicate the relationship of the Applicants to each of their affiliates as of the date of this Application and after the Effective Date, as applicable. All of the entities appearing therein are expected to exist as of the consummation of the Plan of Reorganization in the ownership structure shown therein.

Certain directors and officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.    Directors and Executive Officers.

The following tables list the names and offices held by all directors and executive officers of each Applicant as of the date of this Application. Unless otherwise stated in any of the tables set forth below, the mailing address for each of the individuals listed in each of the tables for each of the entities set forth below is: c/o Toys “R” Us, One Geoffrey Way, Wayne, New Jersey 07470.

The Company

The executive officers of the Company are the following individuals. The managing member of the Company is Wayne Real Estate Holding Company, LLC.

Name	Office
Michael Burke	Executive Director – Tax and Assistant Secretary
Antoinette Duah	Executive Vice President – Tax and Assistant Secretary
Matthew Finigan	Executive Vice President – Chief Financial Officer and Treasurer
James M. Young	Executive Vice President – General Counsel and Secretary

The Guarantors

The executive officers of MAP Real Estate, LLC, TRU 2005 RE I, LLC and Wayne Real Estate Company, LLC are the following individuals. These entities are managed by the Company, their managing member.

Name	Office
Michael Burke	Executive Director – Tax and Assistant Secretary
Antoinette Duah	Executive Vice President – Tax and Assistant Secretary
Matthew Finigan	Executive Vice President – Chief Financial Officer and Treasurer
James M. Young	Executive Vice President – General Counsel and Secretary

The resident trustee and managing trustee of TRU 2005 RE II Trust are as follows.

Name	Office
Wilmington Trust, National Association	Resident trustee
Toys “R” Us Property Company I, LLC	Managing trustee

5.    Principal Owners of Voting Securities.

The following tables set forth certain information regarding each person known to the Company to own 10 percent or more of the voting securities of the Applicants as of the date of this Application. The mailing address of each holder listed in each of the tables set forth below is: c/o Toys “R” Us, One Geoffrey Way, Wayne, New Jersey 07470.

The Company

Name and Complete Mailing Address of Equityholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Wayne Real Estate Holding Company, LLC	Limited liability company interests	N/A	100%

It is anticipated that upon consummation of the Plan of Reorganization, the creditors of the Company will own all of the voting securities of the Company.

The Guarantors

Guarantor Name	Name of Equityholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
MAP Real Estate, LLC	Toys “R” Us Property Company I, LLC	Limited Liability Company Interest	N/A	100%
TRU 2005 RE I, LLC	Toys “R” Us Property Company I, LLC	Limited Liability Company Interest	N/A	100
TRU 2005 RE II Trust	Toys “R” Us Property Company I, LLC	Beneficial Interest	N/A	100
Wayne Real Estate Company, LLC	Toys “R” Us Property Company I, LLC	Limited Liability Company Interest	N/A	100

It is anticipated that upon consummation of the Plan of Reorganization, the equityholders listed above will continue to own all of the voting securities of the Guarantors.

UNDERWRITERS

6.    Underwriters.

(a)    No entity has acted as an underwriter of any securities of the Applicants within three years prior to the date of the filing of this Application.

(b)    There is no proposed principal underwriter for the New Secured Notes that are to be issued under the Indenture that is to be qualified under this Application.

CAPITAL SECURITIES

7.    Capitalization.

(a)    The following tables set forth certain information with respect to each authorized class of securities of the Applicants as of the date of this Application.

The Company

Title of Class		Amount Authorized	Amount Outstanding
Limited Liability Company Interest		N/A	N/A
The Guarantors
Company Name	Title of Class	Amount Authorized	Amount Outstanding
MAP Real Estate, LLC	Limited Liability Company Interest	N/A	N/A
TRU 2005 RE I, LLC	Limited Liability Company Interest	N/A	N/A
TRU 2005 RE II Trust	Beneficial Interest	N/A	N/A
Wayne Real Estate Company, LLC	Limited Liability Company Interest	N/A	N/A

(b) The Guarantors that are limited liability companies have a managing member and are controlled by such managing member. The Guarantor that is a trust is controlled by its managing trustee.

INDENTURE SECURITIES

8.    Analysis of Indenture Provisions.

The New Secured Notes will be subject to the new Indenture to be entered into among the Company, the Guarantors, the trustee named therein (the “Trustee”) and the collateral agent named therein. The following is a general description of certain provisions expected to be included in the Indenture, and the description is qualified in its entirety by reference to the form of Indenture to be filed as Exhibit T3C herewith. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change before it is executed. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a)    Events of Default; Withholding of Notice.

The occurrence of any of the following events will constitute an Event of Default under the Indenture: (1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the New Secured Notes; (2) default for 30 days or more in the payment when due of interest on or with respect to the New Secured Notes; (3) failure by the Company or any of its Restricted Subsidiaries to comply with any obligation, covenant or agreement (other than a default referred to in clauses (1), (2) and (8)) for 60 days (or, in the case of Section 4.03 of the Indenture, 120 days) after receipt of written notice thereof given by the Trustee or the Holders of not less than 30% in principal amount of the New Secured Notes; (4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries, other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the New Secured Notes, if both: (a) such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and; and (b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate (x) $175.0 million or more at any one time outstanding, in the case of Indebtedness of the Company or any of its Restricted Subsidiaries other than the Issuer or any of its Restricted Subsidiaries or (y) $50.0 million or more at any one time outstanding, in the case of Indebtedness of the Issuer or its Restricted Subsidiaries; (5) failure by the Issuer or any Restricted Subsidiary of the Issuer to pay final judgments aggregating in excess of $50.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed; (6) certain events of bankruptcy or insolvency with respect to the Issuer or any other Significant Entity (to the extent permitted by law); (7) the Guarantee of any Significant Entity shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Entity, as the case may be, denies in writing that it has any further liability under its Guarantee or gives written notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture; (8) the security interest in the Collateral created under any Security Document shall, at any time, cease to be in full force and effect and constitute a valid and perfected Lien with the priority required by the Indenture for any reason other than the satisfaction in full of all obligations under the Indenture and discharge of the Indenture or in accordance with the terms of the Security Documents or any security interest created under any Security Document shall be invalid or unenforceable, in each case, on any material portion of the Collateral purported to be covered thereby, or the Issuer or any Guarantor required to grant a security interest in Collateral shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and in each case such failure or such assertion shall have continued uncured or unrescinded for a period of 30 days; or (9) failure of any Person required by the terms of the Indenture to be a Guarantor as of the Issue Date to execute a supplemental indenture to the Indenture within five Business Days following the Issue Date.

If any Event of Default (other than an Event of Default specified in clause (6) or (7) above occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30.0% in principal amount of the then total outstanding New Secured Notes (with a copy to the Trustee) may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately. Upon the effectiveness of such declaration, such principal, premium, if any, and interest shall be due and payable immediately. The Trustee shall have no obligation to accelerate the New Secured Notes if, in the best judgment of the Trustee, acceleration is not in the best interest of the Holders of the New Secured Notes.

Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) or (7) above with respect to the Issuer, all outstanding New Secured Notes shall be due and payable without further action or notice.

If a Default occurs and is continuing and if it is actually known to the Trustee, the Trustee shall send to Holders of Notes a notice of the Default within 90 days after it occurs. Except in the case of a Default relating to the payment of principal, premium, if any, or interest on any New Secured Note, the Trustee may withhold from the Holders notice of any continuing Default if and so long as it in good faith determines that withholding the notice is in the interests of the Holders of the New Secured Notes.

(b)    Authentication and Delivery of New Secured Notes; Application of Proceeds.

At least one Officer shall execute the New Secured Notes on behalf of the Issuer by manual or facsimile signature.

If an Officer whose signature is on a New Secured Note no longer holds that office at the time such New Secured Note is authenticated, such New Secured Note shall nevertheless be valid.

A New Secured Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated by the manual or facsimile signature of the Trustee. The signature shall be conclusive evidence that the New Secured Note has been duly authenticated and delivered under the Indenture.

On the Issue Date, the Trustee shall, upon receipt of an Issuer Order (an “Authentication Order”), authenticate and deliver the Initial Notes. In addition, at any time, from time to time, the Trustee shall upon receipt of an Authentication Order authenticate and deliver any Additional Notes for an aggregate principal amount specified in such Authentication Order for such Additional Notes issued under the Indenture.

The Trustee may appoint an authenticating agent acceptable to the Issuer to authenticate New Secured Notes. An authenticating agent may authenticate New Secured Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Issuer.

The New Secured Notes shall be issuable in minimum denominations of $1.0 and integral multiples of $1.0 thereafter.

The Company will not receive any proceeds from the issuance of the New Secured Notes pursuant to the Plan of Reorganization.

(c)    Release of Collateral

Collateral may be released from the Lien and security interest created by the Security Documents at any time or from time to time in accordance with the provisions of the Security Documents or as provided in the Indenture, including upon sales or other dispositions of assets in compliance with the covenant entitled “Asset Sales,” upon release of any Guarantor from its guarantee (with respect to the Guarantor’s assets securing such guarantee), pursuant to an amendment or waiver in accordance with the Indenture and as provided in the Security Documents.

Satisfaction and Discharge.

The Indenture shall be discharged and shall cease to be of further effect as to all the New Secured Notes, when either:

(1)    all New Secured Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and New Secured Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2)

(a)    all New Secured Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, shall become due and payable within one year or may be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the New Secured Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the New Secured Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b)    no Default (other than that resulting from borrowing funds to be applied to make such deposit or any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the Indenture or the New Secured Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under any material agreement or instrument governing Indebtedness (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than resulting from any borrowing of funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(c)    the Issuer has paid or caused to be paid all sums payable by it under the Indenture; and

(d)    the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the New Secured Notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e)    Evidence of Compliance with Conditions and Covenants.

The Issuer shall deliver to the Trustee, within 120 days after the end of each fiscal year ending after the Issue Date, a certificate from the principal executive officer, principal financial officer or principal accounting officer stating that a review of the activities of the Issuer and its Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether the Issuer has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to such Officer signing such certificate, that to the best of his or her knowledge the Issuer has kept, observed, performed and fulfilled each and every condition and covenant contained in the Indenture during such fiscal year and is not in default in the performance or observance of any of the terms, provisions, covenants and conditions of the Indenture (or, if a Default shall have occurred, describing all such Defaults of which he or she may have knowledge and what action the Issuer is taking or proposes to take with respect thereto).

When any Default has occurred and is continuing under the Indenture of which the Issuer is aware, or if the Trustee or the holder of any other evidence of Indebtedness of the Issuer or any Subsidiary of the Issuer gives any notice or takes any other action with respect to a claimed Default of which the Issuer is aware, the Issuer shall promptly (which shall be no more than five Business Days) deliver to the Trustee an Officer’s Certificate specifying such event and what action the Issuer proposes to take with respect thereto.

9.    Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the New Secured Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a)	Pages numbered 1 to 8, consecutively.

(b)	The Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indenture to be qualified.*

(c)	The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1	Amended and Restated Certificate of Formation of Toys “R” Us Property Company I, LLC.

Exhibit T3A.2	Certificate of Formation of TRU 2005 RE I, LLC.

Exhibit T3A.3	Certificate of Trust of TRU 2005 RE II Trust.

Exhibit T3A.4	Amended and Restated Certificate of Formation of Wayne Real Estate Company, LLC.

Exhibit T3A.5	Amended and Restated Certificate of Formation of MAP Real Estate, LLC

Exhibit T3B.1	Third Amended and Restated Limited Liability Company Agreement of Toys “R” Us Property Company I, LLC.

Exhibit T3B.2	Third Amended and Restated Limited Liability Company Agreement of TRU 2005 RE I, LLC.

Exhibit T3B.3	Third Amended and Restated Declaration of Trust of TRU 2005 RE II Trust.

Exhibit T3B.4	Third Amended and Restated Limited Liability Company Agreement of Wayne Real Estate Company, LLC.

Exhibit T3B.5	Fourth Amended and Restated Limited Liability Company Agreement of MAP Real Estate, LLC.

Exhibit T3C*	Form of new Indenture Governing the New Secured Notes.

Exhibit T3D	Not applicable.

Exhibit T3E.1*	Disclosure Statement relating to the Joint Chapter 11 Plan of Toys “R” Us Property Company I, LLC and its Debtor Affiliates pursuant to Chapter 11 of the Bankruptcy Code.

Exhibit T3E.2*	Joint Chapter 11 Plan of Toys “R” Us Property Company I, LLC and its Debtor Affiliates pursuant to Chapter 11 of the Bankruptcy Code.

Exhibit T3F*	Cross-reference sheet (included in Exhibit T3C).

Exhibit T3G*	Form T-1 qualifying the Trustee under the new Indenture to be qualified pursuant to this Form T-3.

Exhibit T3H*	Structure Chart.

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, Toys “R” Us Property Company I, LLC, a limited liability company organized under the laws of the state of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Wayne, New Jersey on December 21, 2018

(SEAL)		TOYS “R” Us Property Company I, LLC

Attest:	/s/ Matthew Finigan	By:	/s/ James Young
Name:	Matthew Finigan	Name:	James Young
		Title:	Executive Vice President and General Counsel

Pursuant to the requirements of the Trust Indenture Act of 1939, the undersigned Guarantors have duly caused this Application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Wayne, New Jersey on December 21, 2018.

(SEAL)		MAP REAL ESTATE, LLC WAYNE REAL ESTATE COMPANY, LLC TRU 2005 RE I, LLC

Attest:	/s/ Matthew Finigan	By:	/s/ James Young
Name:	Matthew Finigan	Name:	James Young
		Title:	Executive Vice President and General Counsel

Pursuant to the requirements of the Trust Indenture Act of 1939, the undersigned Guarantor has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Wayne, New Jersey on December 21, 2018.

(SEAL)		TRU 2005 RE II TRUST BY:

Attest:	/s/ Matthew Finigan	TOYS “R” US PROPERTY COMPANY I, LLC, its managing trustee
Name:	Matthew Finigan

		By:	/s/ James Young
Name: James Young
Title: Executive Vice President and General Counsel